Pathfinder Cell Therapy, Inc.
12 Bow Street
Cambridge, Massachusetts 02138

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Jay Webb
Tara Harkins

Re:	Pathfinder Cell Therapy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 000-20580

 Ladies and Gentlemen:

We are submitting this letter in response to the written comments of the staff of the Securities and Exchange Commission transmitted by letter dated September 24, 2013 (the “Comment Letter”) relating to the above-referenced Form 10-K (the “Form 10-K”).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the staff, each of the comments in the Comment Letter is restated in bold italics prior to our response.

Form 10-K for the Year Ended December 31, 2012

Index to Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.
We see that your principal auditor, EisnerAmper LLP, references and relied upon the work of your former auditors, Robert A. Cooper, CPA, P.C., for the audit of the period from November 4, 2008 (date of inception) to December 31, 2010 and also we see that you included the other auditor’s report on page F-3 as required by Rule 2-05 of Regulation S-X. We further note from the audit opinion of Robert A. Cooper, CPA, P.C. that the audits were performed in accordance with “auditing standards generally accepted in the United States of America” rather than “standards of the Public Company Accounting Oversight Board (United States)” as required by paragraph 3 of PCAOB Auditing Standard No. 1. That guidance requires that audits of issuers be conducted in accordance with the “standards of the Public Company Accounting Oversight Board (United States)”. Please amend the filing to include financial statements for all required periods that are audited in accordance with these standards.

Our former auditor, Robert A. Cooper, CPA, P.C. (“Cooper”), has confirmed that the audit for the relevant period was conducted in accordance with PCAOB standards.  Accordingly, we propose to amend the Form 10-K to include an updated report by Cooper which references PCAOB standards in lieu of “auditing standards generally accepted in the Unites States of America.”

2.
In this regard, it appears that your former auditor, Robert A. Cooper, CPA, P.C., is not registered with the PCAOB. We note that upon consummation of the reverse merger, the financial statements of Pathfinder LLC became the financial statements of the registrant and any periods included in your post-acquisition filings must be audited by a firm that is independent under PCAOB/SEC rules. Please have Robert A. Cooper, CPA, P.C. confirm that (i) the firm is registered with the PCAOB and (ii) is independent in accordance with PCAOB/SEC independence rules for all periods and provide the appropriate supporting documentation. Otherwise, amend the filing to include financial statements for all required periods that are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an accountant that is registered with the PCAOB.

Cooper has confirmed that the firm is independent in accordance with PCAOB/SEC independence rules for all periods.  Cooper is not, however, registered with the PCAOB.  For the reasons described below, we do not believe that Cooper need be registered with the PCAOB in order for our principal auditor, EisnerAmper LLP, to rely as it has on Cooper’s report for the inception through December 31, 2010 period.

In September 2011, we engaged in a merger with Pathfinder, LLC, a private development stage company.  The transaction was accounted for as a reverse acquisition of our company, with Pathfinder, LLC being deemed the “accounting acquirer.”  The historical financial statements of Pathfinder, LLC through December 31, 2010 were audited by Cooper, a non PCAOB-registered firm. Our financial statements as of December 31, 2011 and 2012 and for the period from November 4, 2008 (inception of Pathfinder, LLC, our predecessor) through December 31, 2012 have been audited by EisnerAmper LLP, a PCAOB-registered firm.  EisnerAmper’s report on those financial statements refers to and relies upon Cooper’s report for the cumulative from inception amounts through December 31, 2010.

Consistent with the guidance set forth in Item 1180.2(a) of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), our auditor is required to maintain its association with cumulative amounts from inception included in our and our predecessor's annual financial statements since we are deemed to be in the development stage. In accordance with FRM 1180.2(b), EisnerAmper has relied on the report of Cooper, our predecessor’s auditor, with respect to a discrete reporting period (inception through December 31, 2010) included in the cumulative amounts.

PCAOB Rule 2100 describes when an auditor needs to be registered with the PCAOB. The Rule requires each firm to register with the PCAOB that

(a) prepares or issues any audit report with respect to any issuer or

(b) plays a substantial role in the preparation or furnishing of an audit report with respect to any issuer. (See FRM 4110.1).

Cooper’s report on our predecessor’s financial statements is dated May 20, 2011, which is prior to the merger date and the date those financial statements are deemed to have become the financial statements of an “issuer” within the meaning of the PCAOB rules.  (“Issuer” is generally defined to include companies subject to SEC reporting requirements.)  As such, Cooper’s audit report is not “with respect to any issuer” and clause (a) above does not apply.

Nor can Cooper be deemed to have “played a substantial role in the preparation or furnishing of an audit report with respect to any issuer” as described in clause (b) above. Cooper has rendered no services and charged no fees in connection with the 2012 audit. Cooper’s sole involvement has been to permit the inclusion of its historical report in the Form 10-K.  As explained in Note 1 to PCAOB Rule 2100, “[t]he issuance of a consent to include an audit report for a prior period by a public accounting firm, which does not currently have and does not expect to have an engagement with an issuer to prepare or issue, or to play a substantial role in the preparation or furnishing of, an audit report with respect to any issuer, will not by itself require a public accounting firm to register under Rule 2100.”  See also FRM 4140.5 which acknowledges that an auditor whose work is relied upon by a principal auditor need not register with the PCAOB unless such auditor plays a “substantial role” in the audit by the principal auditor.

This position is also supported by the staff’s guidance as expressed in FRM 4110.5 (line 3c of the table), which states that pre-acquisition financial statements of a non-public operating company (predecessor) that are included in the issuer’s filings are not generally required to be audited by a PCAOB-registered auditor.  FRM 12250.2 explains that until the filing of the first periodic report that contains post-acquisition financial statements, the predecessor’s pre-consummation financial statements are not those of the issuer and are therefore not subject to PCAOB audit requirements.  Upon filing of such periodic report, the predecessor’s historical financial statements become the issuer’s financial statements, yet they are not required to be audited by a PCAOB-registered firm, except in limited situations such as restatements that occur subsequent to the filing.  In our view, just as we were not required to have other pre-acquisition years reaudited by a PCAOB-registered firm, we are not required to have the inception through December 31, 2010 financial information reaudited by a PCAOB-registered firm.

3.
As a related matter, we note from page F-3 that this audit report opines on the balance sheet and related financial statements of Pathfinder LLC as of and for the year ended December 31, 2010, but we note that these financial statements are not included in the filing. To the extent that your current auditor concludes that it can continue to reference the work of Robert A. Cooper, CPA, P.C., please revise the filing to include an audit opinion issued by Robert A. Cooper, CPA, P.C that opines only on the financial statements included in the filing (i.e., the statements of operations, changes in members’ deficit and cash flows for the period from November 4, 2008 (date of inception) to December 31, 2010).

We will amend the filing to include a revised report of Cooper that is limited to the financial statements in the filing as noted in the comment.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (732) 404-1117.

Very truly yours,

/s/ John Benson
John Benson, CFO

Cc:  Keith Moskowitz, Esq.
        Eilenberg & Krause LLP